JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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October 29, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Elaine Wolff, Esq.
Branch Chief

Re:       Bluesky Systems, Corp.
Amendment No. 3 to Registration Statement on Form 10-SB,
Filed October 26, 2007
File Number:  000-52548

Gentlemen:

Thank you for your comment letter dated September 28, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB. We have filed Amendment No. 3 to Form 10-SB/A (the “Form 10-SB/A”) of Bluesky Systems, Corp. (“Bluesky”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Item 1. Description of Business, page 3

1.
We note your responses to comments one and two of our letter dated August 14, 2007 that you do not have any procedures in place for independent voting and compartmentalization of assets and opportunity.  It is not clear how you can minimize the conflicts associated with the fact that Axiom III and Moixa III are in the same business, operate in the same geographic area, and are controlled by the same people as you. Please revise to discuss the basis for the disclosure that you can mitigate the conflicts in light of the fact that you do not have any procedures in place.

Response 1: We feel that once proper procedures are put in place, we will be able to mitigate these risks and address the conflicts, but we have decided to wait until we have an effective registration statement before we begin to formulate these procedures.  Since the registration process is typically a very lengthy process we are trying to avoid wasted effort at this preliminary stage.  We want to avoid putting the cart before the horse.  We have changed the section discussing the mitigation of conflicts to reflect our position as follows:

“However, since we do not have these procedures in place at this time, we cannot guarantee that these risks will be effectively mitigated.  We will not know whether we can mitigate these risks until our procedures to do so are formulated, but we have made a business decision not to begin this process until we obtain an effective registration statement.”

2.
We note your response to comment two and the removal of disclosure stating that you and the other companies have "strong relationships," "obvious similarities," and "number of shareholders in common."  The removed language appears to have been inserted in your amendment because of comment one in our original comment letter dated May 1, 2007. Since this is the first mention of Axiom III and Moixa III, please revise to discuss the nature of the relationship between you and these entities by disclosing that:

•	your President, Karol Kapinos and your only other officer and 79% controlling shareholder, Duane Bennett, also control Axiom III and Moixa III
•	Axiom III and Moixa III have the same business plan as you and operate in the same city
•	Axiom III and Moixa III are managed by the same property management company, Lessard

Response 2: Added the following language to clearly outline the above mentioned relationships and disclose the issues and risks involved:

PLEASE BE ADVISED THAT:

o
Our President, Karol Kapinos and our only other officer Duane Bennett, also control Moixa III.  Additionally, our 79% controlling shareholder, the Northeast Nominee Trust to which Duane Bennett is the sole trustee and to which Mr. Bennett’s children are the sole beneficiaries, also holds a controlling majority position in Moxia III.

o	Axiom III and Moixa III have the same business plan as us and operate in the same city
o	Axiom III and Moixa III are managed by the same property management company, Lessard Property Management Services, Inc.

You should consider these facts and the potential conflicts of interest carefully prior to investing any money into our company.

3.
We note your responses to comments three through six by removing the language that was inserted in your prior amendment. It appears that the removed language was inserted in the previous amendment to address comment two of our letter dated May 1, 2007 that requested that you discuss the business purpose of incorporating three separate public entities for three properties that are within three miles of each other.  Please revise to address our original comment regarding the purpose for incorporating three separate public entities within three miles of each other.

Response 3: Management for each of the three separate companies had made the decision to incorporate each of the properties separately to protect the assets and shield each property from liability for damages occurring on the other properties (i.e. slip and falls and other tort claims).  The decision to incorporate was made long before the companies decided to register shares, file a registration statement or “go public”.  An independent decision concerning registration of shares was made for each of the entities depending on their capital needs.  Axiom III needed capital so they decided to register shares under an SB-2.  Subsequently, the officers and directors of Moxia III made a similar management decision to attempt to register shares to assist the company in meeting their own individual capital needs.  We decided to file a 10-SB to give the public deeper disclosure and provide transparency for our shareholders, and have opted not to register shares at this time.  There was never a decision to incorporate three separate “public” entities, in fact Axiom III is the only company of the three that could even be considered “public,” since it is the only company with a ticker symbol.

4.
We note the additional disclosure at the top of page four that having your shares quoted would allow you to use your shares to "acquire other businesses," which "would not be limited to acquiring only companies in our industry."  We note from page 25 that Mr. Bennett had been the President of ABC Realty and Xenicent, both of which began as real estate related entities and were subsequently acquired by Chinese entities in unrelated businesses.  Please revise here to discuss this history and disclose whether such business combinations would be similar to those that occurred with ABC Realty and Xenicent, Inc.  Also, clarify whether any "acquisition" may result in a change of control or a change of business.

Response 4:  Removed all language alluding to an acquisition of any kind.  At this time, we have no plans to make any acquisitions and do not foresee any acquisitions in the future.  We did not add further language in this section to discuss the history of ABC and Xenicent, since it is already disclosed on page 25 and we thought it would be repetitive given that we have eliminated all references to an acquisition on page 4.

5.	It is not clear how being quoted on the OTCBB would provide you with "greater visibility and potential for publicity than a private enterprise." Please revise to clarify.

Response 5: We added additional language explaining how being quoted would increase our visibility compared to a private enterprise.

Property Location Procedures

6.
We note the revised disclosure that your secretary will perform the detailed market and financial analysis regarding each property you decide to review. We also note that he acquired "training from his past experiences with ABC Realty, Inc. and Xenicent, Inc."  Please revise to elaborate on the activities that he engaged in with both of the noted companies prior to their business combinations with unrelated businesses in unrelated industries.

Response 6: We added text under the section entitled “Detailed Market and Financial Analysis” concerning our secretary’s prior history.

Purchase Procedures

7.
We note the additional disclosure on page eight that you plan to evaluate properties not listed for sale because you would be able to get such property at a lower cost due to not having to pay realtor commissions. Since the seller typically pays real estate commissions, please explain how your costs would be reduced.

Response 7: We added additional disclosure to this paragraph explaining our previous narrative to this effect.

Our Financing Procedures

8.
We note your response to comment 12 that you eliminated the reference to your belief that you can use this same approach for future purchases. However, we note that the reference continues to appear in the second paragraph on page 9. Please revise or advise.

Response 8: We deleted the second paragraph on page 9.

Risk Factors

9.
We note your response to comment 14 that you have reconciled the disclosure regarding your estimated need for funds as a "range of $25,000 to $1,000,000" with your disclosure that your current level of operations would require capital of approximately $40,000 to sustain your operations through year 2007. However, the disclosure remains unchanged and we are unable to locate disclosure that reconciles this discrepancy. Further, we note the same disclosure on page 16 under the "Liquidity and Capital Resources" section. It is not clear how the low end of the range could be $250,000 since you have estimated the cost of complying with the Securities Exchange Act of 1934 at $20,000. Further, we note your disclosure on page 20 that your "current levels of operations would require capital of approximately $40,000 to sustain operations through year 2007 and approximately $35,000 per year thereafter."  Please revise to reconcile these disclosures throughout the document.

Response 9: We added language to the “risk factors” and liquidity and capital resources” sections which clarifies our capital expenditures and discusses the scenarios behind the various levels of expenditures. We also changed the amounts to better correlate each other within the document.

Item 2. Management's Discussion and Analysis of Financial Condition

Results of Operations

Revenues for the three and six months ended June 30, 2007 and 2006

10.	Please revise to discuss the reason(s) for the decrease in revenues. In this connection, we note your disclosure that your expired leases are now month-to-month.

Response 10: We revised to discuss the reason for the decrease in revenues.

Income/Losses for the six months ended June 30, 2007 and 2006

11.	Please revise to discuss the percentage changes in net losses for the disclosed periods.

Response 11: We revised to discuss the percentage changes in net losses for the disclosed periods.

Liquidity and Capital Resources

12.
We note the reference to your "strategic alliance with China World Trade." In the appropriate section, please revise to discuss the material terms of this strategic alliance and the business conducted by China World Trade. Considering your size and financial condition, this would appear to be a material relationship. If the relationship is controlled by a document, please file such document.

Response 12: We revised this section to state that there has been no material activity with China World Trade to date and the fact that the relationship is not controlled by a written document.

13.
We continue to note the disclosure here that your "current levels of operations would require a range of $25,000 to $1,000,000…"  Considering the size of the range, please revise to clarify your capital expenditures and discuss the scenarios behind various levels of expenditures.

Response 13: We added language to the “risk factors” and liquidity and capital resources” sections which clarifies our capital expenditures and discusses the scenarios behind the various levels of expenditures.

Part II

Recent Sales of Unregistered Securities

14.
We note that you relied upon Section 4(6) of the Securities Act of 1933 in issuing your shares to Northeast Nominee Trust.  Please advise if you filed the required notice with the Commission when you engaged in the noted sale.

Response 14: We inadvertently used “Section 4(6)” as the exemption. We corrected it to say “Section 4(2).

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello

cc: Karol Kapinos